SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM Registration No: 1431 - 1

MINUTES OF THE ONE HUNDRED AND NINETY FOURTH
ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: 09.04.2019 - 8:30 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Meeting Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.	The Board of Directors received information and discussed matters related to the updating of the Company's financial scenario.
II.	The Board of Directors unanimously approved the payment of the Advance for Future Capital Increase - AFAC by Copel (Holding) and Copel Geração e Transmissão S.A. to UEG Araucária Ltda. - UEGA for the months of August and September 2019, to be treated as AFAC, and the remaining increase in capital is conditioned to a contribution made by partner Petrobras and a resolution by the Quotaholders’ Meeting of UEGA, to be held on 09.30.2019. The judicialization of the matter has been previously approved in case of non-compliance.
III.	The Board of Directors unanimously resolved: a) not to approve the granting of a loan to affiliate company Sercomtel; and b) to approve the sending of a letter to the Municipality of Londrina that formalizes Copel’s intention not to exercise its subscription right and the renunciation of such right in the capital increase of Sercomtel S.A. – Telecomunicações, subject to the possibility of Copel exercising its Tag-Along Rights or Withdrawal Rights.
IV.	The Board of Directors unanimously approved the base text of the 2018 Public Policy and Corporate Governance Annual Policy, requesting additions and the final review to be carried out by the Chairman of the Board of Directors.
V.	The Board of Directors unanimously approved amendments to its Rules of Procedure.
VI.	The Board of Directors unanimously approved its meeting calendar for 2020.
VII.	The Board of Directors approved the continuation of negotiations related to the Company's 2019-2020 Collective Bargaining Agreement, in the terms presented and according to the criteria defined in the presentation held by the Company, with the abstention of Board Member Adriana Angela Antoniolli, who declared herself impeded by representing the employees.
VIII.	The Board of Directors received updated information and following steps on the work being carried for the development of the 2020-2024 Strategic Planning.
IX.	The Board of Directors took knowledge of a presentation on the advisory services hired for the sale process of Copel Telecomunicações S.A., Rothschild Bank, financial advisor, and Cescon Barrieu, legal advisor, debated the matter and made their recommendations.
X.	The Board of Directors received information on Copel's possible participation in the Aneel Auction A-6 2019, to be held by Agência Nacional de Energia Elétrica - Aneel and expected to take place on 10.17.2019.
XI.	The Board of Directors received information from Fundação Copel de Previdência e Assistência Social regarding the Pension and Health Plans co-sponsored by Copel.
XII.	The Board of Directors took knowledge of Copel's Sponsorship and Communication Policies and reports containing information on sponsorships deals made by the Company in 2017, 2018 and 2019, including incentivized sponsorships, and requested the subject to be re-discussed in January with the results for 2019 and prospects for 2020.
XIII.	The Board of Directors received information on the Remediation, Repair and Collaboration Plan for UEG Araucária Ltda. - UEGA.

XIV.	The Board of Directors received a report from the Statutory Audit Committee on various matters and discussed the topics and made his recommendations.
XV.	The Board of Directors received a report from the CEO on various corporate matters.
XVI.	The Board of Directors held an Executive Session of the Board.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES – Meeting Secretary.

This is a free translation of the minutes of Copel’s 194th Extraordinary Board of Directors’ Meeting drawn up in the Company’s Book no. 10.

DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date September 4, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.